

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 2, 2010

By U.S. Mail and Facsimile

Chen Yi Quan, Principle Executive Officer
China Food and Beverage Acquisition Corp.
27th Floor, Profit Plaza
No. 76 West HuangPu Road
Guangzhou, PRC 510000

>   **Re: China Food and Beverage Acquisition Corp.**
>   **Item 4.01 Form 8-K**
>   **Filed February 25, 2010**
>   **File No. 000-53840**

Dear Mr. Quan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that your auditors are located in New York, but your principal place of business is located in the People's Republic of China ("PRC"). Please tell us how the audit of the operations in the PRC, including the associated assets and liabilities, will be conducted. Your response should include a discussion of the following:

- Whether another auditor will be involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Whether your U.S. auditor will perform all the required audit procedures within the United States or whether a portion of the audit will be conducted by your U.S. auditor within the PRC.

Closing Comments

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Ryan C. Milne, at (202) 551-3688 if you have questions regarding these comments and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: David N. Feldman, Esq.
        Facsimile: (212) 997-4242